EXHIBIT 12

                           AMERICAN EXPRESS COMPANY
         COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in millions)


                                     Nine Months
                                 Ended September 30,                         Years Ended December 31,
                                         2004           ------------------------------------------------------------------
                                     (Unaudited)           2003          2002          2001           2000         1999
                                 -------------------    ----------   ----------     ----------     ----------   ----------
Earnings:
    Pretax income from
      continuing operations           $    3,768        $    4,247   $    3,727     $    1,596     $    3,908   $    3,438
    Interest expense                       1,206             1,617        1,846          2,888          2,952        2,178
    Other adjustments                        109               157          174            175            163          151
                                      ----------        ----------   ----------     ----------     ----------   ----------
Total earnings (a)                    $    5,083        $    6,021   $    5,747     $    4,659     $    7,023   $    5,767
                                      ----------        ----------   ----------     ----------     ----------   ----------

Fixed Charges:
    Interest expense                  $    1,206        $    1,617   $    1,846     $    2,888     $    2,952   $    2,178
    Other adjustments                        107               140          151            170            165          152
                                      ----------        ----------   ----------     ----------     ----------   ----------
Total fixed charges (b)               $    1,313        $    1,757   $    1,997     $    3,058     $    3,117   $    2,330
                                      ----------        ----------   ----------     ----------     ----------   ----------

Ratio of earnings to
    fixed charges (a/b)                     3.87              3.43         2.88           1.52           2.25         2.48

Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the Company) and Travel Related Services' Cardmember lending activities, which is netted against net investment income and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.